UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Press Releases for the period ended October 11, 2012

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

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JOINT PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE September 24, 2012

CANADIAN ZINC ACQUIRES PARAGON MINERALS CORPORATION

Vancouver, British Columbia, September 24, 2012 – Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (the “Company” or “Canadian Zinc”) and Paragon Minerals Corporation (TSXV: PGR) (“Paragon”) are pleased to announce that they have successfully completed the plan of arrangement (the “Arrangement”) announced on July 31, 2012 whereby Canadian Zinc has acquired all of the issued and outstanding common shares in the capital of Paragon that it did not already own. The Arrangement was approved by Paragon shareholders on September 17, 2012 and approved by the Supreme Court of British Columbia on September 20, 2012.

Pursuant to the terms of the Arrangement, shareholders of Paragon (other than Canadian Zinc) will receive 0.136 common shares in the capital of Canadian Zinc for each Paragon share held.  Details of the Arrangement are in the Paragon Management Information Circular dated August 17, 2012, which can be found on SEDAR at www.sedar.com.

John Kearney, Chairman and Chief Executive Officer of Canadian Zinc, commented “We would like to welcome our new shareholders from Paragon and thank them for their strong support of this transaction. The combined company is well positioned to expand the current VMS resource and advance the South Tally Pond Project through further exploration and feasibility studies, and together our shareholders will benefit from building an emerging zinc producing company an enhanced capital markets profile of the combined company.”

With the completion of the Arrangement, the Paragon shares are expected to cease trading on the TSX Venture Exchange on or about the close of business on September 24, 2012.

Exchange of Paragon Shares

As a result of the acquisition, Canadian Zinc will issue 7,296,298 shares of Canadian Zinc for 53,649,254 common shares of Paragon currently outstanding. All currently outstanding share purchase warrants and options of Paragon will be exercisable to acquire common shares of Canadian Zinc at the same exchange ratio. Canadian Zinc and Paragon shareholders will own approximately 95.5% and 4.5% of the combined company, respectively.

For Paragon shareholders who hold their Paragon shares through a broker, the exchange of Paragon shares for Canadian Zinc shares will be processed through their broker. For shareholders who hold their Paragon shares in registered form, the shares will be processed after they deposit their share certificates, along with a duly completed Letter of Transmittal, with Computershare Trust Company of Canada (“Computershare”), the depositary for the transaction, in accordance with the instructions in the Letter of Transmittal.

Any questions regarding exchange of shares, including any request for another form of Letter of Transmittal, should be directed to your broker if applicable or to Computershare via telephone at 1-800-564-6253 or via email at corporateactions@computershare.com.

South Tally Pond Property

Paragon’s flagship project is its 100% interest in the South Tally Pond Property, which includes the Lemarchant deposit, and is located in a proven mining district near Buchans, Newfoundland. The South Tally Pond Property covers 261 km2 and is immediately adjacent to Teck Resources Limited’s Duck Pond Cu-Zn mine and mill complex. The Lemarchant deposit is a significant precious metal-rich, copper-lead-zinc Volcanogenic Massive Sulphide (“VMS”) discovery with a potential opportunity to develop into a viable economic resource. An initial NI 43-101 mineral resource estimate that was recently completed on the Lemarchant deposit includes the following defined mineral resources:

▪	Indicated resource estimate: 1.24 million tonnes at an average grade of 5.38% Zn, 0.58% Cu, 1.19% Pb, 1.01 g/t Au and 59.17 g/t Ag; and

▪	Inferred resource estimate: 1.34 million tonnes at an average grade of 3.70% Zn, 0.41% Cu, 0.86% Pb, 1.00 g/t Au and 50.41 g/t Ag.

(See Paragon’ Technical Report and Mineral Resource Estimate on Lemarchant Deposit, South Tally Pond VMS Project, Central Newfoundland, dated March 2, 2012 filed on SEDAR.)

The Lemarchant deposit has been defined to a 210 m depth and remains open along strike and at depth. The exploration potential outside of the Lemarchant area of the South Tally Pond Property is still relatively untapped with numerous priority VMS targets that have seen limited or no drilling. Paragon is also exploring an excellent portfolio of gold properties through partner-funded and company-funded exploration programs.

The South Tally Pond Technical Report recommended pursuing a two-phased work program to further define the nature and extent of the Lemarchant deposit. The first phase includes the drilling of four target areas proximal to the Lemarchant deposit. Canadian Zinc is currently evaluating the proposed program before initiating further exploration on the project.

About Canadian Zinc Corporation

Canadian Zinc is a Toronto-listed exploration and development company. The company’s main project is the 100%-owned Prairie Creek zinc, silver and lead project located in the Northwest Territories, Canada. The Prairie Creek Project contains 5.4 million tonnes of Measured and Indicated resources with an average grade 10.8% Zn, 10.2% Pb, 0.31% Cu and 160 g/t Ag as well as 6.2 million tonnes of Inferred resources with an average grade of 14.5% Zn, 11.5% Pb, 0.57% Cu and 229 g/t Ag. (AMC Mining Consultants (Canada) Ltd. J M Shannon and D Nussipakynova, Qualified Persons, June 2012).

A portion of the Mineral Resources was converted to a Mineral Reserve estimate of 5.2 million tonnes grading 9.4% zinc, 9.5% lead and 151 g/t silver. A Pre-Feasibility study completed by SNC Lavalin for Canadian Zinc in June 2012 indicates a pre-tax net present value (“NPV”) of $253 million using an 8% discount, with an internal rate of return (“IRR”) of 40.4% and payback period of 3 years based on long-term metal price projections of $1.00/lb zinc, $1.00/lb lead and $26.00/oz silver.

ON BEHALF OF THE BOARD OF                               ON BEHALF OF THE BOARD OF

CANADIAN ZINC CORPORATION                                                                                    PARAGON MINERALS RPORATION

“John F. Kearney”	“Michael J. Vande Guchte”
Chairman & President	President & CEO, Director

Risk and Uncertainties

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are advised to review the discussion of risk factors associated with the Company’s business set out in the Company’s Annual Information Form for the year ended December 31, 2011, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com). The risks and uncertainties, as summarized in the Company’s MD&A and in other Canadian and U.S. filings, are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that are currently deemed to be immaterial, also may materially adversely affect the Company’s business, financial condition and/or operating results.

Alan Taylor, P.Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the Company’s exploration program, and is a Non-Independent Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Cautionary Statement – Forward Looking Information

This press release contains certain forward looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral reserves and resources, future trends for the company, progress in development of mineral properties, the timing of exploration, development and mining activities, completion of financings and the merger, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the financial results of the company and future gold production and profitability of Vatukoula Gold Mines in which the Company has a significant shareholding. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

EXHIBIT LIST

99.1	Press Release – August 30, 2012 - Canadian Zinc and Government of Northwest Territorier Advance Co-operation on Prairie Creek Mine Development

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: October 12, 2012	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman